Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

Idaho-Maryland Mine, California

4

1.2.2

Stewart and Jazz Properties, British Columbia

5

1.2.3

Rozan Property, British Columbia

5

1.2.4

Market Trends

6

1.3

Selected Annual Information

7

1.4

Results of Operations

8

1.5

Summary of Quarterly Results (Unaudited)

11

1.6

Liquidity

11

1.7

Capital Resources

12

1.8

Off-Balance Sheet Arrangements

14

1.9

Transactions with Related Parties

14

1.10

Fourth Quarter

16

1.11

Proposed Transactions

16

1.12

Critical Accounting Estimates

16

1.13

Critical accounting policies and changes in accounting policies

16

1.14

Financial Instruments and Other Instruments

17

1.15.1

Other MD & A Requirements

17

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

17

1.15.3

Disclosure of Outstanding Share Data

18

Other Information

19

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

The Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, research and development of the Ceramext™ Process, resources, capital costs and marketing and projected and/or expected revenues from the use of the Ceramext™ Process could differ materially from those anticipated in such statements by reason of factors such as the source of feed materials, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the products that may be produced. Other factors that affect both the exploration and development and the research and development of the Ceramext™ Process may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2006, and the unaudited interim consolidated financial statements for the three months ended March 31, 2007.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

1.1

Date

The effective date of this report is May 30, 2007.

1.2

Overview

Emgold Mining Corporation (“Emgold” or the “Company”, “We” or “Our”) has historically been a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects and has also been engaged in conducting research and development to commercialize the Ceramext™ Process which converts mine wastes and other siliceous waste materials to stone and ceramic building products.  The following is a brief summary of its activities in the first three months of 2007 (“Q1 2007”).

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

•

Emgold’s loss for the three months ended March 31, 2007 (“Q1 2007”) was $995,671 or $0.01 per share compared to a loss of $1,344,263 or $0.02 per share in the three months ended March 31, 2006 (“Q1 2006”).

•

During Q1 2007, cash used for operations and working capital was $954,331 compared to $1,401,695 in Q1 2006.

•

Exploration expenditures on the Company’s mineral property interests totalled $703,671 in Q1 2007 compared to $497,478 in Q1 2006.  Exploration expenditures, which are expensed by the Company, were incurred on the following mineral properties in Q1 2007:  Idaho-Maryland - $715,923 (2006: $496,066), Rozan - $192 (2006 - $84), Stewart – a recovery of $12,320 (2006 – $1,328), and Jazz - a recovery of $124 (2006 – $Nil).

•

During Q1 2007, the Company spent $169,142 (2006 - $329,869) on research and development of the Ceramext™ process.  Expenses incurred include prototype materials for research - $22,055 (2006 – $51,668); Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility - $20,000 (2006 - $10,000); consultants - $1,407 (2006 - $4,435); consumable materials $457 (2006 - $9,364); site costs - $31,311 (2006 – $39,237); sample preparation - $516 (2006 - $18,444); engineering - $88,549 (2006 - $192,514); transportation - $4,777 (2005 - $Nil) and marketing and commercialization - $70 (2006 - $4,207).

•

Currently the Company anticipates the receipt of the Condition Mine Use Permit (“CMUP”) for the Idaho-Maryland Project in approximately Q2 2008.

The Company’s primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “I-M Project”).

In December 2006 the Company completed a private placement financing through the facilities of M Partners Inc. for gross proceeds of Cdn$4,579,907.  There were two components to the financing: 14,344,105 units were issued at Cdn$0.26, comprised of one common share and one share purchase warrant, exercisable for two years at a price of Cdn$0.40; and 2,238,000 flow-through units were issued at Cdn$0.38, comprised of one flow-through (“FT”) share and one-half of one non-flow-through (“NFT”) share purchase warrant, exercisable for two years at a price of Cdn$0.50.  The NFT proceeds of the offering are being used to advance permitting on the Company’s I-M Project and for working capital.  The FT proceeds are to be used for exploration on the Company’s properties in British Columbia, which is expected to start in the summer of fiscal 2007.

Emgold conducted research and development related to the Ceramext™ technology until late 2006 because of its potential to provide a tailings and development rock management strategy and possibly contribute a significant additional revenue stream to the I-M Project if the mine goes into production.  The Company is deferring further capital investment in the Ceramext™ technology at this time and will focus its resources on obtaining the CMUP that will allow the Company to obtain access and begin development of the I-M Project.

Separately, the Company is examining alternatives that may be available to raise the capital necessary to further develop and commercialize the Ceramext™ technology apart from Emgold and the I-M Project.  During this period, Emgold will continue to make preproduction royalty payments to the inventor of the technology from whom the Company acquired the worldwide license to maintain the

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

license fee on the technology and maintains a limited number of professional staff dedicated to the research.

1.2.1

Idaho-Maryland Mine, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, produced from 1862 through 1956 and is the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The I-M Project geologists and mining engineers have taken the historical data and built computerized models of the Idaho-Maryland deposit and are designing the underground exploration programs and other workings to return the mine to production.

The I-M Project is planned as the staged exploration and development of up to a 2400 Short Tons Per Day (“STPD”) underground gold mine and mill, in conjunction with a manufacturing plant for stone tiles and other ceramic brick building materials.

In Q1 2007, the Company negotiated an extension to the mining lease and option to purchase agreement for the I-M Project.  The revised agreement extends the purchase option exercise date from May 31, 2007, to December 31, 2008.  All other conditions of the original option and lease agreement, including the option purchase price and net smelter royalty remain unchanged.  Emgold agreed to make quarterly option payments of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  A one-time extension payment of $75,000 was paid upon execution of the revised agreement in February 2007, in addition to the last remaining option payment of $25,500, also paid in February 2007.

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments throughout the permitting process to define and mediate areas of potential concern.

The City of Grass Valley (the “City”) is the Lead Agency for the permitting process for the I-M Project.  The permit applications were deemed substantially complete by the City on May 20, 2005.  The information exchange with the City with respect to the permit applications is a continuing process, however, the work associated with the application process consumes a significant amount of the Company’s resources and there will be associated expenditures as the Company responds to requests made by the City and other County, State and Federal regulatory authorities.

The Company currently estimates that the permitting process could be completed by Q2 2008, based on the current schedule prepared by the City’s Environmental Impact Report (“EIR”) consultant and the permitting experiences of previous mining operations located in California, which have ranged from 14 to 24 months upon notification of the acceptance of the final completed application.

Delays in the permitting process for the I-M project are mainly attributable to the Company’s inability to devote additional working capital to move forward with the project and do not relate directly to the permitting process or the support within the local community.  An equity financing completed in December 2006 should enable the Company to further proceed in the EIR process.  The Company will require further equity financings to complete the permitting and subsequent development of the I-M Project, as the Company has no source of operating revenue.

In 2007, contracts have been awarded by the Company to independent consulting and engineering firms for architectural services, visual impact analysis, a revised lighting plan, geotechnical drilling and environmental sampling, an updated traffic study, updated noise analysis, flora, fauna and a continuation of a tree survey.  Water sampling of wells and surface water courses is ongoing.  Additional plans are being developed, and additional contracts will be awarded as plans are finalized and funds are available.

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

A website, devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

The revised Formal Application was submitted to the City May 30, 2007.  This will be followed by Phase 3, the Initial Study (“IS”) and the EIR process, expected to commence in the summer of 2007 and to be completed in early 2008.

Exploration

The Company’s geologists are planning a possible Phase 3 surface drill program (dependent on future financing) to explore several structures in preparation for the underground development and further underground exploration.  Gaining the permit to access the underground workings is currently Emgold’s top priority, in order to obtain access to begin a future underground drill program.

The Company is pleased to report that the total inferred mineral resources at the I-M Project in Grass Valley, California, have now surpassed one million ounces of contained gold.  The inferred total resource using the historic Mine Call Factor (“MCF”) of 1.44 includes 43,000 tons (“t”) with an average grade of 0.93 ounces of gold per ton (“opt”) to contain 40,000 ounces of contained gold.  An additional 5,000t grading 2.05 opt increases the total inferred contained gold to 1,002,000 ounces.  The mine also has a measured and indicated resource consisting of 1,666,000t grading 0.28 opt using the MCF to contain 472,000 contained ounces as presented in the Company’s November 2004 Technical Report prepared by Amec Americas Ltd.

Ceramext™ Process

Emgold licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine.  The Company believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials.  Advance royalties of $20,000 per quarter are payable in fiscal 2007 (Q1 2007 payment was made).

The design of a demonstration plant has been initiated, and post-reorganization of Golden Bear when the required financing can be secured independently of the mining company, it is expected that the first large-scale production tests could begin within six to nine months depending on equipment availability.

1.2.2

Stewart and Jazz Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$110,000 paid) and issuing 200,000 common shares which have been issued.

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement, Emgold has agreed to make total cash payments of $215,000 ($30,000 paid) to the optionor over a ten-year period.

1.2.3

Rozan Property, British Columbia

The Company holds a 100% interest in the Rozan property, subject to a net smelter return royalty of 3%, in a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

Mineral Property Option Payments and Exploration Programs for Fiscal 2007

A financing of Cdn$850,440 in flow-through shares was completed in late fiscal 2006.  These funds are to be expended on exploration in Canada pursuant to the flow-through agreements with the investors.

In fiscal 2007, property payments of Cdn$40,000 and $15,000, are required to maintain the option agreements.  The $15,000 payment on the Jazz property has been made.

1.2.4

Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2006 averaged $603.46 per ounce and has averaged $658.71 per ounce to May 29 in 2007.

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
Current assets	$ 2,925,022	$ 3,737,703	$ 1,651,513
Mineral property interests	910,672	859,531	797,956
Other assets	428,956	530,109	499,278
Total assets	4,264,650	5,127,343	2,948,747

Current liabilities	450,721	601,143	458,949
Preference shares	626,724	613,871	577,529
Capital lease obligation	31,504	--	--
Shareholders’ equity	3,155,701	3,912,329	1,912,269
Total shareholders’ equity and liabilities	$ 4,264,650	$ 5,127,343	$ 2,948,747

Working capital	$ 2,474,301	$ 3,136,560	$ 1,192,564

	Years ended December 31,
	2006	2005	2004

Expenses
Amortization	$ 88,291	$ 61,400	$ 21,936
Ceramext™ research costs	1,590,754	1,769,659	998,631
Exploration costs	1,796,199	1,668,224	2,876,046
Legal, accounting and audit	115,352	114,557	183,335
Management and consulting fees	60,827	31,582	30,579
Office and administration	451,710	448,357	283,581
Other consulting fees	30,089	68,600	--
Salaries and benefits	573,250	558,717	310,850
Shareholder communications	192,248	288,216	284,246
Stock-based compensation	65,526	143,979	263,318
Travel	126,360	131,770	55,569
	5,090,606	5,285,061	5,308,091
Other expenses and (income)
Foreign exchange loss	15,771	8,148	139,455
Finance and restructuring expenses	48,614	44,966	41,790
Accretion of debt component of preference shares	14,469	16,448	17,659
Interest income	(45,133)	(109,458)	(60,366)

Loss for the year	5,124,327	5,245,165	5,446,629

Loss per share – basic and diluted	$0.08	$0.09	$0.12
Weighted average number of common shares outstanding	67,199,081	57,782,811	46,794,835
Total common shares outstanding, end of year	83,759,406	65,538,099	47,158,099

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

Emgold’s loss in Q1 2007 was $995.671, or a loss per share of $0.01, compared to a loss of $1,344,263, or a loss per share of $0.02 in Q1 2006.

	Three months ended March 31,
	2007	2006

Expenses
Amortization	$ 22,725	$ 21,976
Accretion of debt portion of preference shares	2,925	3,562
Ceramext™ process research	169,142	329,869
Exploration expenses	703,671	497,478
Foreign exchange (gain) / loss	2,908	(3,680)
Finance expense	12,576	11,970
Legal, accounting and audit	23,024	17,454
Management and consulting fees	8,989	14,315
Office and administration	80,985	120,276
Other consulting	14,611	28,309
Salaries and benefits	134,400	201,475
Shareholder communications	62,696	65,594
Travel	23,863	58,769
	1,262,515	1,367,367
Other expenses and income
Interest income	18,793	23,104
Loss for the period before income tax	(1,243,722)	(1,344,263)
Recovery of future income tax	248,051	--
Loss for the period	(995,671)	(1,344,263)
Loss per share – basic and diluted	$ (0.01)	$ (0.02)

During Q1 2007 the Company earned interest income of $18,793 on excess cash balances compared to $23,104 in Q1 2006.  The decrease was due to interest earned on higher cash balances held in Q1 2006.

General and administrative expenses:

Legal, accounting and audit fees increased from $17,454 in Q1 2006 to $23,024 in Q1 2007.  Fiscal 2007 legal, accounting and audit costs, as expected, are higher than fiscal 2006 levels due to continuing and increasing regulatory and reporting requirements.  Audit fees are increasing and will likely continue to increase due to changing accounting policies and audit requirements placed on auditors by the Canadian Public Accountability Board.

Office and administration expenses in Q1 2006 of $120,276 compare to $80,985 in Q1 2007.  These included telephone, courier and other direct costs.  A portion of rent, telephone and other related expenses is included in exploration expenses and in the Ceramext™ research costs.

Management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, until June 2006.  Also included in consulting fees is Cdn$10,500 paid in Q1 2007, compared to Cdn$9,000 in Q1 2006 paid to a private company controlled by a director of the Company.

A foreign exchange gain of $3,680 in Q1 2006 compares to an exchange loss of $2,908 in Q1 2007.  The debt portion of preference shares is denominated in Canadian dollars and is subject to exchange rate fluctuations.  Most of the Company’s funds have been held in Canadian dollars, with most expenditures by the Company are incurred and paid in United States dollars.

Salaries and benefits of $201,475 in Q1 2006 compares to $134,400 in Q1 2007.  Administration staff

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

levels decreased at Grass Valley in late 2006.

Shareholder communications costs of $65,594 in Q1 2006 compare to $62,696 in Q1 2007.  Shareholder communication costs will continue to be a significant expense due to the increased shareholder and investor interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The agreement with MBC may be terminated at any time.  The Company has been paying MBC a monthly fee of $5,000.  In Q1 2006, a total of $37,586 was paid to MBC, compared to $15,892 in Q1 2007, due to a campaign that was run in Q1 2006, with no comparable campaign in Q1 2007.  This includes fees and reimbursement of expenses, including fax and email distributions.

Travel expense decreased from $58,769 in Q1 2006 to $23,863 in Q1 2007, due to decreased travel to Grass Valley due to the hiring of a Vice President of Operations based in Grass Valley. Travel expense will likely be higher in Q2 2007 as a road show in May was designed to assist in a possible financing.  Management and personnel attended the PDAC in Toronto on March 2007.  Significant travel expenses were also incurred related to financing activities.  Fiscal 2007 travel costs are likely to remain at least at the fiscal 2006 level.

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease has been extended to December 31, 2008, with an increase to $75,000 per quarter, commencing on May 1, 2007.  A payment of $75,000 to extend the lease was made in February 2007.

In the future, the existing staffing costs may increase to meet current market conditions due to a shortage of experienced mining professionals and support staff, or alternatively, there may be further decreases in salaries and benefits, after severance costs, if the Company is unable to raise the necessary capital to complete the permitting process at the I-M Project.

Research and development expenses:

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006

Prototypes materials for research	$ 22,055	$ 51,668	$ 131,955
Ceramext™ technology royalties	20,000	10,000	40,000
Consulting fees	1,407	4,435	44,781
Consumable materials	457	9,364	35,473
Engineering costs	88,549	192,514	1,017,919
Marketing and commercialization	70	4,207	27,442
Sample preparation	516	18,444	83,283
Site costs	31,311	39,237	165,692
Stock-based compensation	--	--	11,139
Transportation	4,777	--	33,070
Incurred during the period	$ 169,142	$ 329,869	$ 1,590,754

In Q1 2007 the Company incurred $169,142 in expenditures directly related to the development of the Ceramext™ Process compared to $329,869 in Q1 2006.  Included is the quarterly royalty payment of $20,000 due in Q1 2007.

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ --	$ 539	$ 1,352
Geological and geochemical	130,184	197,849	778,354
Land lease and taxes	101,844	30,270	147,631
Mine planning and permitting	418,941	163,925	565,546
Site activities	63,981	103,483	255,427
Stock-based compensation	--	--	30,797
Transportation	973	--	13,042
Incurred during the period	715,923	496,066	1,792,149
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	429	58	126
Site activities	57	26	55
Assistance and recoveries	(294)	--	--
Incurred during the period	192	84	181
Stewart Property, British Columbia
Exploration costs
Geological and geochemical	142	1,235	3,549
Site activities	4	93	101
Assistance and recoveries	(12,466)	--	--
Incurred during the period	(12,320)	1,328	3,650
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	170	--	204
Site activities	13	--	15
Assistance and recoveries	(307)	--	--
Incurred during the period	(124)	--	219

Total Exploration Expenses	$ 703,671	$ 497,478	$ 1,796,199

Direct exploration expenditures on the I-M Project increased from $496,066 in Q1 2006 to $715,923 in Q1 2007.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting.

Planned expenses in fiscal 2007 for the I-M Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, possible property acquisitions, mine planning and public outreach activities.

Various testing and sampling programs are underway to collect data to be used for environmental and metallurgical planning.  A hydro-geological model of the I-M Project area has also been developed.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $1,412 in Q1 2006 compared to $815, before government assistance and recoveries of $13,067 received in Q1 2007.  All

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

share and cash payments due in fiscal 2007 on the Company’s mineral property interests have been made to date.

A private placement of 2,238,000 FT common shares was completed in December 2006, which provided Cdn$850,440 to the treasury in December 2006.  These funds are to be used for an exploration program to be conducted in the later summer months on the Rozan, Stewart and Jazz properties in British Columbia.

1.5

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2005
Second Quarter	374,325	305,580	1,433	40	226	651,362	1,290,315	0.02
Third Quarter	508,812	338,200	(107)	13,123	30	425,897	1,260,160	0.02
Fourth Quarter	669,384	559,748	99	56,123	(11,463)	364,141	1,599,861	0.02
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02
Second Quarter	390,124	384,207	126	207	84	565,862	1,327,821	0.02
Third Quarter	458,999	466,736	--	834	172	328,856	1,252,787	0.02
Fourth Quarter	411,762	445,140	(29)	1,281	(37)	347,769	1,199,456	0.02
2007
First Quarter	169,142	715,923	192	(12,320)	(124)	368,225	995,671	0.01

Note 1:  General and administrative expenses do not include interest revenue, recovery of future income tax, or the write-down or recovery of mineral property interests.

Variances between quarters are primarily affected by the Company’s activities and progress on its exploration and permitting of the I-M Project and research on the Ceramext™ Process.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process or capital expenditures, which may be delayed.  General and administrative expenses are expected to remain at approximately $125,000 per month.

1.6

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

To date, the Company has been able to advance all of its planned activities related to the I-M Project and to the development of the Ceramext™ Process.  Progress has been at a slower pace than planned due to budgetary constraints.

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at March 31, 2007:

	April 1, 2007, to December 31, 2007	1-2 years	2-3 years	3-4 years	4-5 years	6th and subsequent years (2)	Total (to 5 years)

Capital lease	$ 6,273	$ 8,364	$ 8,364	$ 8,364	$ 8,364	$ 4,847	$ 39,729
Operating lease obligations	197,352	263,136	263,136	65,784	--	--	789,408
Idaho-Maryland property lease (1)	225,000	300,000	--	--	--	--	525,000
Mineral property option payments (1)	34,483	20,000	25,000	25,000	25,000	25,000	129,483
Ceramext™ royalties and payments	60,000	160,000	160,000	160,000	160,000	160,000	700,000
Purchase obligations (3)	--	5,194,127	--	--	--	--	5,194,127
Asset retirement obligations	--	--	--	--	--	--	--
	$ 523,108	$ 5,945,627	$ 456,500	$ 259,148	$ 193,364	$ 189,847	$7,507,230

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure.

(3) The Company holds an option to purchase the Idaho-Maryland mine. The option exercise price for 2002 was $4,350,000, and increases by approximately 3% each lease-year.  The lease agreement and option to purchase, as amended, expires December 31, 2008.

Investing Activities

At March 31, 2007, Emgold has capitalized $910,766 representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company has equipment with a book value of $393,314 at March 31, 2007.

The Company has a capital lease, relating to a vehicle purchase, payable at $697 monthly.  Lease obligations were $5,365 for fiscal 2007 and $5,474 for a one-year period from March 31, 2007.

1.7

Capital Resources

At March 31, 2007, Emgold’s working capital, defined as current assets less current liabilities, was $1,266,477, compared to $2,474,301 at December 31, 2006.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At March 31, 2007 and December 31, 2006, the Company had 83,759,406 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Dividends deemed to have been paid could also result in dilution of approximately 300,000 shares at March 31, 2007.

Additional financings will be required in fiscal 2007 in order for the I-M Project and the Company to move forward as scheduled.  Some of the risks of the Project are detailed below, with the additional risk that if the Company needs to curtail operations due to lack of adequate funding, the permitting process and the development of the Ceramext™ process will be delayed.

Emgold has been looking at various alternatives for further development and commercialization of the Ceramext™ technology as noted above.  The Company has produced stone and ceramic tiles in its pilot plant facility that have been installed in a home/office complex being constructed by a development

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

partner in the research process.

Plans for 2007

The Company is focusing on the permitting required for the I-M Project in Grass Valley and is deferring further major development of the Ceramext™ technology.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.  Permitting is progressing as planned and the revised CMUP applications were filed with the City on May 29, 2007.

Risks

As of the date of this report it is estimated that it may cost approximately $8,800,000 (approximately Cdn$10 million) in total working capital to operate the Company over the next year, including environmental monitoring, permitting and preliminary engineering costs associated with obtaining the CMUP.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project will be approximately $4,625,000, including internal and external costs and 15% contingency.  The award of the CMUP is expected to be completed in Q2 2008.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes underground exploration and possible mining and milling of ore.  Currently the Company believes that the latter date and time frame for obtaining the permits is reasonable providing the Company is able to obtain adequate funding through the permitting process.  Consultants hired by the City of Grass Valley, and funded by the Company for obtaining a CMUP include Pacific Municipal Consultants, Environmental Science Associates and Mr. Raymond Krauss.  The Company has engaged numerous independent consultants to assist with preparation of information for a Master Environmental Assessment and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

Although the City of Grass Valley, as the Lead Agency, accepted the Company’s application as complete in May 2005, there are no assurances that the Company will be successful in obtaining the CMUP.  The revised CMUP applications were filed with the City on May 29, 2007.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  The permit should also allow the Company to construct a ceramics plant with a capacity of up to 1,200 STPD.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.  Furthermore, the I-M Project has received significant support from the local community in favour of restarting the exploration and mining operations.  The Company, to date, has successfully received permits for every permit application submitted to local authorities.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

Separately, the Company has conducted geotechnical studies and pilot and demonstration work using the Ceramext™ technology in order to complete a feasibility study of the process as applied to produce high quality ceramic building materials from the mine development rock and tailings from the I-M Project.

The outcome of the feasibility work on the Ceramext™ technology will not have a direct impact on the ability of the Company to obtain the CMUP.  The mine can be opened, underground exploration and early mine development, with waste rock and tailings managed to meet the requirements necessary to obtain the CMUP independently of the further development of the Ceramext™ technology.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions with Related Parties

Balances receivable from (d):	March 31, 2007	December 31, 2006
LMC Management Services Ltd. (a)	$ 113,700	$ 235,410
Directors, officers and employees	10,854	--
	$ 124,554	$ 235,410
Balances payable to (d):
Directors, officers and employees	$ 217,043	$ 195,483

(a)

During the three months ended March 31, 2007, $216,599 (2006 - $205,547) was paid in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

(b)

Consulting fees of Cdn$10,500 (2006 – Cdn$9,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (b) above.

(c)

Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) are the holders of preference shares, which are described below.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described below.

Series A First Preference Shares

Equity portion of Class A Convertible Preference Shares	Number of Shares	Amount
Balance, beginning of period	3,948,428	$ 90,902
Reclassification of gold conversion option	--	(3,857)
Balance, end of period	3,948,428	87,045
Debt Portion of Class A Preference Shares	March 31, 2007	December 31, 2006
Balance, beginning of period	$ 626,724	$ 613,871
Accretion of debt	2,925	14,469
Foreign exchange (gain) / loss on debt	5,905	(1,616)
Reclassification of gold conversion option	3,857	--
	12,687	12,853
Balance, end of period	$ 639,411	$ 626,724

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company.  At December 31, 2002, Lang remained the major creditor of the Company, the debt arising from financial support provided to the Company over a prolonged period.  During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time on 30 days’ written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Class A Convertible Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At March 31, 2007, $207,933 (December 31, 2006 - $194,148) was accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management’s best estimate of the life of the convertible preference shares at the time of their issuance.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12

Critical Accounting Estimates

Disclosure not required as the Company is a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2006, and have been consistently followed in the preparation of the interim financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing January 1, 2007:

(a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all derivative financial instruments and financial assets, except those classified as held to maturity, must be measured at fair value.  Financial liabilities that are classified as held for trading must be measured at fair value; other classifications of liabilities are measured at amortized cost.  Investments classified as available-for-sale are reported at fair market value based on quoted market prices at the end of the period.  Unrealized gains or losses are excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are reported at cost and not adjusted to fair market value.  Under this new standard, the valuation of the preference shares attributable to the gold-conversion option is more appropriately classified as a non-current liability.  As a result, $3,857 has been moved from the equity component of the preference shares to the debt component of the preference shares.

(b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c)

Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The cumulative translation adjustment of $577,456 has been included in the transition adjustment to opening balance.  There would

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

be no income tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, accounts receivable, amounts due to/from related parties, accrued liabilities, accounts payable, the debt component of preference shares and the current and non-current portion of capital lease obligations.  Financial instruments are recorded at cost.   A significant portion of the Company’s current assets is held in Canadian dollars.  To date the Company has not made use of currency hedges.

With the exception of the preference shares and the related dividends, the fair value of these financial instruments approximates their carrying value.  Included in the accounts payable balance are dividends payable on preference shares.  Given the uncertainty of the timing of this payment, it is not possible to determine the fair value of this balance.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares cannot be practicably determined.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013, and as such, reflects the fair value of the instrument.

1.15.1

Other MD & A Requirements

See the unaudited interim consolidated financial statements for the periods ended March 31, 2007 and 2006.

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.4 in this Quarterly Report.

(b)

expensed research costs

See Item 1.4 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Interim Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of May 29, 2007, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at May 29, 2007

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

83,759,406 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.25	20,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	428,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,680,000	November 19, 2013
$0.90	1,930,000	July 12, 2014
$0.36	160,000	June 28, 2010
$0.29	820,000	November 24, 2011
	6,338,000

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
14,880,000	Cdn$0.70	June 10, 2007
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
33,619,823	Weighted Average Exercise Price: Cdn$0.56

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

Emgold Mining Corporation

Three Months Ended
March 31, 2007

(expressed in United States dollars, unless otherwise stated)

Other Information

Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company’s disclosure controls during the quarter ended March 31, 2007, that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

19